The Sherwin-Williams Company
101 West Prospect Avenue
Cleveland, OH 44115-1075

Allen J. Mistysyn
Senior Vice President – Finance and
Chief Financial Officer

September 19, 2024

Correspondence Filing Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, DC 20549
Attention: Aamira Chaudhry
Theresa Brillant

Re:     The Sherwin-Williams Company
Form 10-K for the Fiscal Year Ended December 31, 2023
Filed February 20, 2024
File No. 001-04851

Ladies and Gentlemen:

We have set forth below the response of The Sherwin-Williams Company (“Sherwin-Williams” or “Company”) to address the comments of the Staff of the Division of Corporation Finance contained in your letter dated September 9, 2024 regarding your review of the Company’s above-referenced 2023 Form 10-K filed on February 20, 2024 (“2023 Form 10-K”).

For your convenience, we have restated in bold type each of the Staff’s comments followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations
Outlook, page 24

September 20, 2024

1.Comment: We note there are $1.100 billion of long-term debt maturities due in 2024 that are expected to be refinanced at higher interest rates. Please discuss the expected effects of this known trend or uncertainty on your future financial position, results of operations, and cash flows. See Item 303 of Regulation S-K. Note that this comment also applies to the $1.051 billion of long-term debt maturities due in 2025.

Response: The Company respectfully acknowledges the Staff’s comment and confirms the refinancing of the long-term debt maturing in 2024 was disclosed in the Outlook section of Management’s Discussion and Analysis of Financial Condition and Results of Operations to address the known uncertainty on the Company’s future financial position. Based on the amount of debt maturing in 2024 and interest rate forecasts at the time of the Company’s filing, the Company did not expect the impact of higher interest rates from the refinancing of debt maturing in 2024 would be reasonably likely to have a material effect on our future results of operations, financial position, or cash flows. As such, the Company did not discuss the potential future impacts of the refinancing.
Regarding the Company’s long-term debt maturing in 2025, at the time of filing its 2023 Form 10-K, the Company was assessing a course of action to manage its senior notes due in 2025 and determined there was no known trend or uncertainty that would be reasonably likely to have a material effect on our future financial position, results of operations, or cash flows. The Company regularly reviews its options and strategies to manage its long-term debt structure and discloses material trends and uncertainties when known. We acknowledge the guidance in Item 303 of Regulation S-K and confirm we will continue to disclose any known material favorable or unfavorable trends and uncertainties in future filings.

Non-GAAP Financial Measures
Free Cash Flow, page 34

2.Comment: We note you include an adjustment in your calculation of free cash flow that is not typically included in the calculation of the measure. Please revise the title of the measure to "adjusted" free cash flow. Refer to Question 102.07 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response: The Company respectfully acknowledges the Staff’s comment. Question 102.07 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations indicates that because the free cash flow measure does not have a uniform definition, a clear description of how this measure is calculated, as well as the necessary reconciliation, should accompany the measure where it is used. Although the Company believes its presentation of free cash flow within Item 7 clearly describes how this measure is calculated and includes the necessary reconciliation, the Company will revise the title of this measure to “Free cash flow after dividends” in future filings.

Adjusted Diluted Net Income Per Share and Adjusted Segment Profit, page 35

3.Comment: We note that you exclude acquisition-related amortization expense relating to the Valspar acquisition from adjusted segment profit and adjusted diluted net income per share. Please revise to more clearly describe the nature of the amortization being excluded and why, and clarify that the related revenue being generated from these assets is not also being excluded.

Response: The Company respectfully acknowledges the Staff’s comment. In future filings, the Company will expand its disclosures to more clearly describe the nature of, and reason for, the exclusion of amortization expense related to the acquisition of The Valspar Corporation (“Valspar”) from adjusted diluted net income per share and adjusted segment profit. In addition, the expanded disclosures will clarify that the related revenue generated from these assets is not excluded. To facilitate the Staff’s review, below is the Company’s proposed disclosure using 2023 for illustrative purposes, which has been marked to show changes from the disclosures included in the Company’s 2023 Form 10-K.

September 20, 2024

Adjusted Diluted Net Income Per Share
Management of the Company believes that investors’ understanding of the Company’s operating performance is enhanced by the disclosure of diluted net income per share excluding Valspar acquisition-related amortization expense and certain other adjustments. Valspar acquisition-related amortization expense is excluded from diluted net income per share due to its significance as a result of the purchase price assigned to finite-lived intangible assets at the date of acquisition and the related impact on underlying business performance and trends. While these intangible assets contribute to the Company’s revenue generation, the related revenue is not excluded. This adjusted earnings per share measurement is not in accordance with US GAAP. It should not be considered a substitute for earnings per share in accordance with US GAAP and may not be comparable to similarly titled measures reported by other companies. The following tables reconcile diluted net income per share computed in accordance with US GAAP to adjusted diluted net income per share.

	Year Ended
	December 31, 2023
	Pre-Tax	Tax Effect (1)	After-Tax
Diluted net income per share			$9.25

Items related to Restructuring Plan:
Severance and other	$.06	$.02	.04
Impairment of assets related to China divestiture	.13	.08	.05
Gain on divestiture of domestic aerosol business	(.08)	(.02)	(.06)
Discrete income tax expense related to China divestiture (1)	—	(.06)	.06
Total	.11	.02	.09
Impairment related to trademarks	.09	.02	.07
Devaluation of the Argentine Peso	.16	—	.16
Acquisition-related amortization expense (2)	1.03	.25	.78
Adjusted diluted net income per share			$10.35
(1) The tax effect is calculated based on the statutory rate and the nature of the item, unless otherwise noted.
(2)    Acquisition-related amortization expense, which is included within Selling, general and administrative expenses, consists of the amortization of intangible assets related to the Valspar acquisition. These intangible assets are primarily customer relationships and intellectual property and are being amortized over their remaining useful lives. ~~and is included within Selling, general and administrative expenses.~~

Adjusted Segment Profit
Management of the Company believes that investors’ understanding of the Company’s operating performance is enhanced by the disclosure of segment profit excluding Valspar acquisition-related amortization expense and certain other adjustments. Valspar acquisition-related amortization expense is excluded from segment profit due to its significance as a result of the purchase price assigned to finite-lived intangible assets at the date of acquisition and the related impact on underlying business performance and trends. While these intangible assets contribute to the Company’s revenue generation, the related revenue is not excluded. This adjusted segment profit measurement is not in accordance with US GAAP. It should not be considered a substitute for segment profit in accordance with US GAAP and may not be comparable to similarly titled measures reported by other companies. The following tables reconcile segment profit computed in accordance with US GAAP to adjusted segment profit.

September 20, 2024

	Year Ended December 31, 2023
	Paint Stores Group	Consumer Brands Group	Performance Coatings Group	Administrative	Total
Net sales	$12,839.5	$3,365.6	$6,843.1	$3.7	$23,051.9

Income before income taxes	$2,860.8	$309.3	$991.6	$(1,051.8)	$3,109.9
as a % of Net sales	22.3%	9.2%	14.5%		13.5%

Items related to Restructuring Plan:
Severance and other		14.2	(0.2)	1.3	15.3
Impairment of assets related to China divestiture		6.9		27.1	34.0
Gain on divestiture of domestic aerosol business				(20.1)	(20.1)
Total	—	21.1	(0.2)	8.3	29.2

Impairment related to trademarks		23.9			23.9
Devaluation of the Argentine Peso		30.8	11.0		41.8
Acquisition-related amortization expense (1)		69.3	196.8		266.1
Adjusted segment profit	$2,860.8	$454.4	$1,199.2	$(1,043.5)	$3,470.9
as a % of Net sales	22.3%	13.5%	17.5%		15.1%
(1)    Acquisition-related amortization expense, which is included within Selling, general and administrative expenses, consists of the amortization of intangible assets related to the Valspar acquisition. These intangible assets are primarily customer relationships and intellectual property and are being amortized over their remaining useful lives. ~~and is included in Selling, general and administrative expenses.~~

We thank the Staff for its review of our filing to assist us in compliance with the applicable disclosure requirements and to enhance the overall disclosures in our filings.

If the Staff has any questions regarding our responses or any additional comments, please feel free to contact me at (216) 566-2066.

Sincerely,

/s/ Allen J. Mistysyn

Allen J. Mistysyn
Senior Vice President – Finance and Chief Financial Officer